Exhibit 12.01

NSP-WISCONSIN AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands, except ratio)

	Year Ended Dec. 31
	2014	2013	2012	2011	2010
Earnings, as defined:
Pretax income	$113,045	$95,877	$79,509	$84,620	$68,861
Add: Fixed charges	29,686	28,325	25,215	24,628	24,897
Total earnings, as defined	$142,731	$124,202	$104,724	$109,248	$93,758
Fixed charges, as defined:
Interest charges	$29,273	$27,797	$24,799	$24,168	$24,517
Interest component of leases	413	528	416	460	380
Total fixed charges, as defined	$29,686	$28,325	$25,215	$24,628	$24,897
Ratio of earnings to fixed charges	4.8	4.4	4.2	4.4	3.8